Member of the LBBW Group

PRESS-RELEASE

LRP Landesbank Rheinland-Pfalz
Jürgen Pitzer
Press Spokesman
Grosse Bleiche 54-56
55098 Mainz
GERMANY
Amtsgericht Mainz HRA 3557
Tel (+49 61 31) 13-28 16
Fax (+49 61 31) 13-25 60
Mobile (+49 171) 36 98 345
E-mail: presse@LRP.de
www.lrp.de

## LRP POSTS SATISFACTORY MID-YEAR PERFORMANCE FOR FISCAL 2006

- **Net income up 29.7% to € 65 million**
- **RoE of 15% expected**
- **Market offensive in selected business segments**



A net income of € 65 (50.1) million and a consolidated business volume of € 77.9 billion represents a satisfactory mid-year performance for LRP Landesbank Rheinland-Pfalz, Mainz, according to the Chairman of the Managing Board, Dr. Friedhelm Plogmann. Against the background of the volatile markets, he interpreted the result as an encouraging sign that the repositioning of LRP is proceeding to plan both in qualitative and in quantitative terms. "Now that the talks with our parent company, LBBW, about the future marketing approach in the individual business segments have largely been concluded, we can focus on strengthening our sales activities in the defined business segments. Operating as a competence center in, and for, the LBBW Group, we will selectively expand our market position in Western Europe."

According to Plogmann, LRP is well positioned to expand its market standing in selected areas of the business with banks and corporates, in private banking and real estate loans. The Bank is also well positioned with special investment banking activities such as neutral asset consulting for institutional investors. "In these business segments, we can generate high added value for the whole Group. The same applies to our expertise in the business with medium-sized corporate customers, which we have started to expand in Rheinland-Pfalz and the neighbouring

regions as of this year." In other areas, the additional possibilities offered by LBBW will be used, for instance in the business with the savings banks, where LRP and LBBW jointly act as the partnership bank for the savings banks in Rheinland-Pfalz.

**Gratifying net commission income**

At € 99.9 (92.8) million, the operating profit again reached a satisfactory level in the first half of 2006. Net commission income, which, on balance, was up to € 47 (39.2) million as of 30 June 2006, made a strong contribution to the moderately increased operating income of € 216.1 (211.7) million. At € 25.4 (8.7) million, net income from trading activities was also up on the previous year. Net interest income declined to € 138.6 (150.3) million, due, among other things, to sometimes very tight margins in new business and reduced contributions from maturity transformation resulting from the interest rate pattern.

**Sales force strengthened**

In the context of its sales strategy, LRP has strengthened its market segments in Mainz and Luxembourg by hiring new staff or filling positions with existing employees. During the same period, synergies allowed the Bank to cut jobs in the staff and operating units. As of the reporting date, the headcount increased, in net terms, by 32 on the beginning of the year to 1,521. In conjunction with the collective pay rises, this led to an 11.8% increase in general administrative expenses to € 105.1 (94.0) million.

At € 11.1 (24.8) million, imputed expenses for risk provisions / adjustments remained at a low level.

**Increased net income**

After the distribution for silent participations of the federal state and other investors, net income after taxes amounted to € 65 (50.1) million as of 30 June 2006, which represents a 29.7% increase over the comparative period of the previous year. Return on equity (RoE) stood at 14.1% before taxes and 11.8% after taxes as of 30 June 2006. The cost-income ratio (CIR) increased moderately to 48.6%. "We are confident that we will reach our balance sheet targets - an RoE of 15% and a total capital ratio in excess of 7% - by the end of the year", Plogmann emphasized.

**Selective growth**

Taking return and risk aspects into consideration, LRP selectively took advantage of the business opportunities that arose on the various markets in the first half of the year. The overall credit volume amounted to € 61.5 (62.1) billion due to the on-balance sheet new business. Claims on customers (including guarantees and credit commitments) totalled € 28.6 (28.2) billion. The mainstays of growth were export and trade financing, structured and project financing and the real estate business. In areas with unsatisfactory margins, new business and thereby also portfolios were reduced. Securities replacing loans climbed by 7.4% to € 13.1 (12.2) billion. Claims on banks declined by 8.8% to € 19.8 (21.7) billion.

## Stable funding sources

In the context of its funding strategy and based on stable ratings – Moody's Aa2 and Fitch A - LRP took advantage of the opportunities in the German and international capital markets and funded a volume of € 62.3 (65.7) billion via bank and customer deposits and by issuing own securities. At € 27.5 (28.8) billion, certificated liabilities remained the most important source of funding, followed by liabilities to banks, which rose by 9.6% to € 23.9 (21.8) billion, and liabilities to customers, which declined by 3.6% to € 10.8 (11.2) billion.

Mainz, 13 July 2006

Interim Report as of 30 June 2006 (Key Figures)

| Group Balance Sheet | 30.06.2006 Accounts statistics | 31.12.2005 Balance Sheet | Changes | |
|---|---|---|---|---|
| | € billions | € billions | € billions | % |
| Total assets | **67.3** | 67.6 | -0.3 | -0.4 |
| Business volume | **77.9** | 78.3 | -0.4 | -0.5 |
| Claims on banks | **19.8** | 21.7 | -1.9 | -8.8 |
| Claims on customers | **18.0** | 17.5 | 0.5 | 2.9 |
| Securities | **27.6** | 25.5 | 2.1 | 8.2 |
| Trust assets | **1.0** | 1.1 | -0.1 | -9.1 |
| Liabilities to banks | **23.9** | 21.8 | 2.1 | 9.6 |
| Liabilities to customers | **10.8** | 11.2 | -0.4 | -3.6 |
| Certificated liabilities | **27.5** | 28.8 | -1.3 | -4.5 |
| Total capital funds | **3.0** | 3.0 | 0.0 | 0.0 |

| | | | | |
|---|---|---|---|---|
| **Staff** (as of the record date) | **1,521** | 1,489 | 32 | 2.1 |

| Group Results | 01.01. - 30.06.2006 | 01.01. - 30.06.2005 | Changes | |
|---|---|---|---|---|
| | € millions | € millions | € millions | % |
| Net interest income | **138.6** | 150.3 | -11.7 | -7.8 |
| Net commission income | **47.0** | 39.2 | 7.8 | 19.9 |
| Net income from trading activities | **25.4** | 8.7 | 16.7 | ** |
| Other operating expenses / income | **5.1** | 13.5 | -8.4 | -62.2 |
| Operating income | **216.1** | 211.7 | 4.4 | 2.1 |
| General administrative expenses | **105.1** | 94.0 | 11.1 | 11.8 |
| Risk provisions / adjustments | **-11.1** | -24.8 | 13.7 | -55.2 |
| **Operating profit** | **99.9** | 92.8 | 7.1 | 7.7 |
| Extraordinary expenses | **0.0** | 2.1 | -2.1 | -100.0 |
| **Net income before taxes** | **99.9** | 90.7 | 9.2 | 10.1 |
| Taxes on income and revenues | **12.7** | 18.5 | -5.8 | -31.4 |
| Transferred profit | **22.2** | 22.2 | 0.0 | 0.0 |
| **Net income** | **65.0** | 50.1 | 14.9 | 29.7 |

** Rate of change exceeds ±100 %

| Ratios | % | % |
|---|---|---|
| **Return on Equity (RoE) before taxes** | **14.1** | 13.0 |
| **Return on Equity (RoE) after taxes** | **11.8** | 9.4 |
| **Cost-Income Ratio (CIR)** | **48.6** | 45.0 |
| **Overall Ratio according to Principle I** | **10.9** | 11.6 |
| **Total Capital Ratio (BIS)** | **11.3** | 12.1 |
| **Core Capital Ratio (BIS)** | **7.7** | 7.5 |

Differences due to rounding

| Rating Categories | until 18.07.2005 | as of 19.07.2005 |
|---|---|---|
| **Long-term ratings** | | |
| Moody's | Aa1 | Aa2 |
| Fitch | AAA | A |
| **Pfandbrief ratings** | | |
| Moody's | Aaa | |
| Fitch | AAA | |
| Standard & Poor's | AAA | |